Western United Financial Corporation

70 South Lake Avenue, Suite 900

Pasadena, California 91101

May 22, 2007

VIA EDGAR AND FACSIMILE

David H. Roberts

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western United Financial Corporation

Registration Statement on Form S-1

File No. 333-138263

Dear Mr. Roberts:

This letter is filed pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), with reference to the Registration Statement on Form S-1 (File No. 333-138263), together with all exhibits and amendments thereto, that was originally filed by Western United Financial Corporation (the “Company”) with the Securities and Exchange Commission on October 27, 2006 (the “Registration Statement”). In light of current market conditions, the Company has determined not to effect at this time the initial public offering to which this Registration Statement relates. No securities have been sold pursuant to this Registration Statement. Accordingly, the Company hereby applies for an order granting the immediate withdrawal of the Registration Statement. The Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

Western United Financial Corporation
By:	/s/ V. Charles Jackson
V. Charles Jackson Chief Executive Officer